Exhibit 99.1
Update Bennett Environmental Inc. (“BEI”)
Oakville, Ontario, April 6, 2006 – As a result of the restatement of its annual consolidated financial statements for the fiscal years ended December 31, 2003 and December 31, 2004, which was previously announced on March 6, 2006, Bennett Environmental announces today that it has been delayed in filing its annual financial statements and annual Management’s Discussion & Analysis related thereto, and its Annual Information Form, for the fiscal year ended December 31, 2005 by the required filing date under applicable Canadian securities laws, namely March 31, 2006. BEI’s management is in the process of finalizing the restatement of its financial statements for fiscal 2003 and 2004 and preparing the financial statements for the fiscal year ended December 31, 2005.
While the audited financial statements are not complete and the Company cannot provide full statements at this time, the Company would like to provide guidance on the results of the fourth quarter. While the Company does not expect these results to change materially, they could change in the process of completing its final audited financial statements.
In the fourth quarter the Company processed approximately 15,200 tonnes from its Quebec facility and approximately 330,000 kilograms in its Cornwall facility. This compares to approximately 15,100 tonnes being processed at the Company’s Quebec facility and 442,000 kilograms at the Company’s Cornwall facility in the third quarter of 2005. While the volumes are the roughly the same in the fourth quarter as they were in the third quarter of 2005, the Company expects that the final sales figure that will be released at a later date will be lower than sales in the third quarter of 2005. This is due to the fact that the Company processed material from one contract that generated lower revenue per tonne. The Company processed most of the material from this contract in the fourth quarter of 2005.
Total operating costs in total for the fourth quarter are expected to be higher than the third quarter of 2005. This is primarily because fuel costs were higher in this quarter and the Company had higher costs related to disposal of material to third parties.
Depreciation expenses are expected to be approximately 25% to 30% lower in the fourth quarter of 2005 than they were in the third quarter of 2005. This is because certain assets that were fully amortized in the quarter required no further amortization.

During the quarter the Company’s cash position increased by approximately $2 million in cash. All of this cash was generated from changes in working capital. Most of this change was due to a recovery of income taxes.
In addition, the Company is currently conducting an impairment test on its Belledune assets. The Belledune facility was constructed in 2003 and 2004. During 2005 the plant was idle and did not process any material commercially. Given that the Company has been unable to procure in-feed material and visibility of the market for this plant is uncertain, the Company believes that these assets will be impaired. The Company expects that it will record a pre-tax non-cash write-down of this asset in the range of $15 million to $18 million. Management believes that over time, positive cash flow could be generated from this facility to support the revised valuation. The Company will be presenting an analysis of the impairment to its Audit Committee and Board of Directors who will make a recommendation at that time for final approval of the amount of the write down.
Bennett anticipates that it will be in a position to file its annual financial statements and related annual filings by mid April. Until its annual financial statements and related annual filings are filed, BEI intends to satisfy the requirements of the “alternate information guidelines” described in Ontario Securities Commission Policy 57-603, including issuing by-weekly default status reports.
As a result of this delay, Bennett management has asked for and obtained from the Ontario Securities Commission, the British Columbia Securities Commission and the Autorité des marchés financiers a management cease trade order (the “MCTO”) covering all persons who are directors, officers or insiders of BEI or who have been directors, officers or insiders of BEI since September 30, 2005. Pursuant to the Policy, if Bennett’s annual financial statements and related annual filings are not filed by May 31, 2006, one or all of the Ontario Securities Commission, the British Columbia Securities Commission or the Autorité des marchés financiers may impose an issuer cease trade order against Bennett. BEI does not believe that it will be affected by this aspect of the Policy because it believes that it will be in a position to file its annual financial statements and related annual filings well in advance of that date. The MCTO will remain in place until two full business days following receipt by the commissions of all filings that Bennett is required to make pursuant to applicable Canadian securities laws.

Forward Looking Statements
Certain statements contained in this press release and in certain documents incorporated by reference into this press release constitute forward-looking statements. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and “confident” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. BEI believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this press release should not be unduly relied upon. These statements speak only as of the date of this press release. BEI undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
About Bennett Environmental Inc.
Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Quebec and the US. Bennett Environmental’s technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.
Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact Al Bulckaert President & CEO or Andy Boulanger, CFO, at the Oakville office at (905) 339-1540.